Rain Oncology Inc SC TO-T

Exhibit (d)(5)

PERSONAL AND CONFIDENTIAL

November 16, 2023

Avanish Vellanki, Chairman

8000 Jarvis Ave, Suite 204

Newark, CA 94560

Re:       Non-Binding Indication of Interest

Dear Mr. Vellanki:

I am writing to formally convey on behalf of Pathos AI, Inc. (“Pathos”) this non-binding indication of interest (this “Proposal”) to acquire all of the issued and outstanding common stock (the “Proposed Transaction”) of Rain Oncology, Inc. (“Rain” or the “Company”).

We believe that an acquisition of Rain by Pathos presents a compelling opportunity for both companies and their respective stockholders. Specifically, we are prepared to offer to acquire Rain for aggregate consideration consisting of $48.0 million in cash, plus a dual structure contingent value right with respect to Milademetan (the “CVR”).

The CVR will be equal to (A) $1,000,000 (approximately $0.03/share) upon the first patient dosed in a clinical stage study conducted by Pathos (“Development Milestone”), or (B) 80% of the net proceeds from the sale or out-license if the asset is divested within the first 24 months.

Assuming a total of approximately 36.4 million fully-diluted shares of Rain common stock issued and outstanding (treasury stock method), the upfront consideration represents a premium of approximately 20% over the Company’s most recent closing price. Our proposal assumes Rain cash at closing of at least $51.0 million, net of transaction expenses and legacy liabilities (including lease liabilities) (collectively, “unrestricted cash”). If Rain has less than $51.0 million of unrestricted cash at closing, the purchase price shall be reduced dollar for dollar. If Rain is able to deliver greater than $51.0 million of unrestricted cash at closing, Pathos shall return 50% of excess cash to Rain shareholders. In light of the requirements for a tender offer, this adjustment may be implemented through the CVR (i.e., a return of capital under the CVR if there is excess cash and a deduction from any CVR payments if there is a shortfall).

While the upfront consideration provides a substantial premium over the Company’s current stock price, we believe that the CVR has the potential to provide additional consideration post-closing. Pathos has a track record of developing and licensing clinical stage oncology assets, including its most recent licensing deal to acquire worldwide rights to develop FT-7051, a CBP/p300 inhibitor, from Novo Nordisk. The business development experience represented on the Pathos team better enables us to successfully organize and conduct a monetization process post-closing and return additional value to Rain stockholders through the CVR.

We are prepared to move quickly and commit the resources needed to bring this process to completion as quickly as possible. This Proposal sets forth the terms on which we would be prepared to proceed.

1.               Structure. We anticipate that the Proposed Transaction would be structured as a cash tender offer to be conducted by Pathos or a wholly-owned subsidiary, with a “back-end” merger to acquire any un-tendered shares. All in the money outstanding stock options will be cashed out in the transaction. The exchange ratio would also take into account the shares of Rain common stock issuable upon exercise of in-the-money warrants, including any pre-funded warrants.

2.               Due Diligence. We have undertaken preliminary due diligence based on a review of publicly available information and information provided by Rain to date. Upon acceptance of this Proposal, we would commence additional confirmatory due diligence, which we expect would be completed in parallel with the negotiation of definitive documents.

3.               Definitive Agreement. We expect that the definitive agreement with respect to the Proposed Transaction would be on terms customary for a transaction of this nature, including customary representations and warranties, operating covenants, and closing conditions.

4.               Conditions/Approvals. Our Proposal and the final terms of the Proposed Transaction would be subject to the approval of the respective boards of directors of Pathos and Rain. Further, we anticipate that certain of Rain’s key stockholders would execute customary support agreements in connection with the Proposed Transaction. Subject to obtaining requisite approvals, we would anticipate the Proposed Transaction would close in December 2023. We are also prepared to deliver either a customary commitment letter from a bank or a guarantee from a Pathos affiliate who has demonstrated financial resources to fund the purchase price.

5.               Exclusivity. You agree that for a 30-day period from the date we receive a countersigned copy of this letter (the “Exclusivity Period”), you, your directors, officers, employees and your affiliates and representatives acting on your or their behalf will not, directly or indirectly, solicit or initiate or enter into discussions or transactions with, or knowingly encourage or facilitate, or provide any information to, any entity, person or group (other than Pathos or our designees) concerning any sale of ownership interests representing more than 2% of the capital stock of Rain or any ownership interests in its subsidiaries, any merger or consolidation or tender or exchange offer involving Rain or its subsidiaries and/or any sale or transfer of any assets of Rain or its subsidiaries representing more than 2% of the assets of Rain or its subsidiaries or any other extraordinary transaction involving Rain or its subsidiaries. You agree to notify us immediately upon receipt of any inquiries from any entity or group with respect to such a potential transaction and terms thereof (including the identity of the party thereto). If the initial 30-day Exclusivity Period has lapsed and the parties remain engaged in negotiations at that time, then the Exclusivity Period shall be extended for successive 10-day periods unless either party provides 10 days’ written notice of non-renewal. Notwithstanding the foregoing, Rain may terminate the Exclusivity Period upon providing 24 hours' prior notice if we adversely change the terms of the Proposal from those set forth in this letter and such change is not cured within 24 hours' of Rain providing notice.

6.               Effect/Confidentiality. Other than Section 5 hereof, which is intended to be binding on the parties, this Proposal is solely a non-binding indication of interest and does not constitute an offer to Rain nor a counteroffer to or acceptance of any offer made by Rain, and no party will be obligated to negotiate or proceed with any of the transactions contemplated hereby unless and until each has executed and delivered a definitive agreement evidencing the terms and conditions to which such transaction would be subject. Except for the Confidentiality Agreement (defined below), neither this non-binding indication of interest, nor any discussions between Rain and Pathos concerning the Proposed Transaction described in this indication of interest, nor any draft documents or other correspondence or documents concerning such potential transactions shall create any binding obligation on Pathos, Rain or any other party, unless evidenced by a writing executed by such parties. Additionally, please note that this Proposal is subject to the terms of that certain Non-Disclosure Agreement, dated October 17, 2023, between Rain and Pathos (the “Confidentiality Agreement”).

In closing, I would like to reiterate Pathos’s enthusiasm for the Proposed Transaction. We believe that such a transaction would present a unique and compelling opportunity for both companies and their respective stockholders by combining two institutions with a drive to improve the lives of patients. I look forward to hearing from you shortly regarding next steps.

Sincerely,

/s/ Ryan Fukushima
Ryan Fukushima, CEO

Agreed and accepted

By:	/s/ Avanish Vellanki
Name:	Avanish Vellanki
Title:	CEO

Date:	11/16/2023